UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13D

(Rule 13d-1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 12d-2(a)

(Amendment No. 2)

Brazilian Equity Fund, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

105884100

(CUSIP Number)

Michael Pradko	Timothy W. Diggins, Esq.
Harvard Management Company, Inc.	Ropes & Gray LLP
600 Atlantic Avenue	One International Place
Boston, MA 02210	Boston, MA 02110
(617) 523-4400	(617) 951-7389

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 1, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☒

13D

CUSIP No. 105884100	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NUMBERS President and Fellows of Harvard College
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,757,000 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,757,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.5%
14	TYPE OF REPORTING PERSON EP

Item 1. Security and Issuer.

This statement relates to the shares of common stock, $0.001 par value (the “Common Stock”), of The Brazilian Equity Fund, Inc., a Maryland corporation (the “Fund” or “Issuer”), which has its principal executive offices at One Citicorp Center, 58th Floor, 153 East 53rd Street, New York, NY 10022.

Item 2. Identity and Background.

This statement is filed by President and Fellows of Harvard College (“Harvard”), a Massachusetts educational corporation. The principal executive offices of Harvard are located at c/o Harvard Management Company, 600 Atlantic Avenue, Boston, Massachusetts 02210. Harvard’s investment activities are carried on from the offices of Harvard Management Company at 600 Atlantic Avenue, Boston, Massachusetts 02210.

Information relating to each of the President, Fellows and executive officers of Harvard is contained in Exhibit A attached hereto and incorporated herein by reference. Each of the President, Fellows and executive officers of Harvard is a citizen of the United States of America.

None of Harvard or, to the best of Harvard’s knowledge or belief, any of the persons listed in Exhibit A has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). None of Harvard or, to the best of Harvard’s knowledge and belief, any of the persons listed in Exhibit A has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Beneficial ownership of the Common Stock of the Fund to which this statement relates was acquired by Harvard with Harvard’s general funds.

Item 4. Purpose of Transaction.

The securities of the Fund acquired and held by Harvard were acquired in the ordinary course of business and were not acquired for the purpose of or, except as described in previous filings by Harvard on Schedule 13D, with the effect of changing or influencing the control of the Fund.

Except as described above or in previous filings by Harvard on Schedule 13D, Harvard does not have any plans or proposals which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4.

Page 3 of 7 Pages

Item 5. Interest in Securities of the Issuer.

(a) Harvard is the beneficial owner of 1,757,000 shares of Common Stock (approximately 31.5% of the shares of Common Stock).

(b) Harvard has the sole power to vote 1,757,000 shares of Common Stock. Harvard and Sowood Capital Management LP (“Sowood”) entered into an investment management agreement dated as of July 1, 2004. During the period since that date, Harvard has ceded sole dispositive power to Sowood with respect to 1,757,000 shares of Common Stock.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Harvard and Sowood entered into an investment management agreement dated as of July 1, 2004. During the period since that date, Harvard has ceded sole dispositive power to Sowood with respect to 1,757,000 shares of Common Stock.

Item 7. Material to be Filed as Exhibits.

Exhibit A — Information concerning the President, the Fellows and the executive officers of Harvard.

Page 4 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule is true, complete and correct.

Dated: September 30, 2004	PRESIDENT AND FELLOWS OF HARVARD COLLEGE

	By:	/s/ Michael S. Pradko
	Name:	Michael S. Pradko
	Title:	Authorized Signatory

Page 5 of 7 Pages

EXHIBIT INDEX

Exhibit Number	Description	Page Number In Sequentially Numbered Copy
A	Information Concerning the President, Fellows and executive officers of Harvard	7

Page 6 of 7 Pages

EXHIBIT A

DIRECTORS AND EXECUTIVE OFFICERS

The names of the President, Fellows and executive officers of Harvard and their business addresses and present principal occupation or employment are set forth below. If no business address is given, the business address of such director or executive officer is c/o Harvard Management Company, Inc., 600 Atlantic Avenue, Boston, Massachusetts 02210.

Name	Office/Position
Lawrence H. Summers	President
James F. Rothenberg	Treasurer
Mark Goodheart	Secretary
Hanna H. Gray	Fellow
Conrad K. Harper	Fellow
James R. Houghton	Fellow
Robert E. Rubin	Fellow
Robert D. Reischauer	Fellow

Page 7 of 7 Pages